File No. 82-2683





06010549

RECEIVED
2006 JAN 30 P 4:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Contact:

Connie Hofmann
Director of Communications
Wolters Kluwer Health
+ 1 847 267 7153
connie.hofmann@wolterskluwer.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

SUPPL

Wolters Kluwer Supports War Trauma Foundation

Making Trauma Treatment Accessible to Victims of War, Terror and Organized Violence Throughout the World

Amsterdam (January 30, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced its three-year commitment to contribute publishing expertise and financial support to War Trauma Foundation, a Dutch-based organization providing worldwide psychological support to traumatized victims of war, terror and organized violence.

Wolters Kluwer will support War Trauma Foundation in this objective by publishing the international journal of mental health, psychosocial work and counseling in areas of armed conflict: *Intervention*. Since the Second World War, huge amounts of expertise and experience in the treatment of war trauma have developed in the Netherlands. The application of this knowledge-base to current areas of conflict is the leading principle behind the Foundation. One of the ways they achieve this is via *Intervention*, a peer-reviewed journal for mental health professionals working with victims of armed conflict.

"*Intervention* is an extremely worthwhile journal, supported by committed and compassionate people," says Andrew Richardson, Managing Director (Europe) for the Medical Research division of Wolters Kluwer Health. "Although there is a financial aspect to our support, it is also our hope that the publishing expertise of our Lippincott Williams & Wilkins operations in the United Kingdom will significantly increase the reach of this important journal, providing the support of shared experience where it is most needed."

The Foundation is currently active in 18 war-torn countries throughout the world. *Intervention* is an essential tool in spreading the latest information gained from the practical experience of fieldworkers, so that their findings can inspire and support others carrying out similar interventions.

"War Trauma Foundation strongly believes in helping children, women and men who are psychologically damaged by war, terror and organized violence," says Mart Cohen, Director of War Trauma Foundation. "Achieving this requires the combination of idealism with a pragmatic, professional and effective approach. Our partnership with Wolters Kluwer represents a strong step towards restoring strength and resilience to thousands of war victims."

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

About War Trauma Foundation

War Trauma Foundation (WTF) facilitates the training of mental health workers, psychologists, social workers and teachers in therapeutic treatment of victims of war, terror, and organized violence. The objective is to render psychosocial support for traumatized victims of war, terror and organized violence in need of aid, to be given wherever it is needed by suitable independent organizations in the field.

WTF is, in terms of both content and finance, a major driving force behind training programs designed to bring trauma treatment skills to communities where such skills are both vital and insufficient, inadequate, or even absent. To this end WTF believes in the multiplier approach in which one expert trains many local volunteers, future counselors and trainees, who in turn can each treat thousands of traumatized victims. The publication of *Intervention* is a most valuable tool in hundreds of aid organizations worldwide. For more information, see www.wartrauma.nl.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.